MATERIAL CHANGE REPORT

Form 51-102F3

1. Name and Address of Company

Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, ON L5L 1X2

2. Date of Material Change:

September 20, 2004

3. News Release

A news release was issued on September 20, 2004 and disseminated through the facilities of CCN Matthews.

4. Summary of Material Change:

Astris Energi Inc. has signed a Memorandum of Understanding with Macnor Corp. (a related party) for the purchase of Macnor’s 70% share of Astris s.r.o., Astris Energi’s affiliate company in the Czech Republic.

5. Full Description of Material Change:

Under the terms of the Memorandum, Macnor will receive an aggregate consideration of 5,000,000 purchase units. Each purchase unit consists of one common share and one share purchase warrant of Astris Energi Inc. 2,000,000 of the warrants are exercisable at CDN $0.90; 2,000,000 of the warrants are exercisable at CDN $1.10; and 1,000,000 warrants are exercisable at CDN $1.30. The warrants expire three years from the closing date.

The acquisition is subject to all regulatory rules and other approvals dealing with related party transactions, including shareholder approval. Shareholders will have an opportunity to vote on the purchase at the Special Meeting of Shareholders to be held on October 22, 2004 at 11:00 AM at the Delta Meadowvale Resort and Conference Centre, 6750 Mississauga Road, Mississauga, Ontario.

6. Reliance on subsection 7.1(2) or (3) of NI 51-102:

not applicable

7. Omitted Information:

none

8. Executive Officer:

For further information, please contact Anthony Durkacz, Vice-President of Finance, telephone: (905) 608-2000.

9.Date of Report:

September 23, 2004.